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                                                                    Exhibit 99.2



                              AGILENT TECHNOLOGIES

                           Moderator: Hilliard Terry
                               November 27, 2000
                                  8:00 a.m. CT



Operator: Good day, and welcome to Agilent Technologies investor conference call. This call is being recorded.

     At this time for opening remarks and introductions, I'd like to turn the call over to the Investor Relations Director, Mr. Hilliard Terry. Please go ahead, sir.

Hilliard Terry: Thank you and good morning, everyone. We're glad you could join us on such short notice.

       With me on today's call is Tom White, Senior Vice President and General Manager of our Communications Solutions Group; and Bob Walker, Executive Vice President and CFO.

       We want to update you on an announcement we made this morning regarding Agilent's planned acquisition of OSI; whereas a wholly-owned subsidiary of Agilent will commence a tender offer to purchase all outstanding shares of OSI for $17.75 per share in cash. The agreement is subject to the customary regulatory approvals. If you haven't had a
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     chance to look at the press release, you can find it on Agilent's IR Web site at www.investor.agilent.com.

       The format of today's call is pretty simple. Tom and Bob will provide some brief comments, then we'll open it up for questions.

       Before Tom begins, I'd like to remind you that Agilent will be hosting a security analyst meeting in New York City on this coming Thursday, November 30th. Please contact the IR team if you have any questions.

       Finally, any forward-looking statements we make today are just predictions. They are of course subject to risks and uncertainties and actual -- and Agilent's actual results may differ materially. You may want to look at the company's filings with the Security & Exchange Commission, including our annual report on form 10-K in our 10-Q for the quarter ended July 31, 2000 to get a more complete picture of all the factors at work.

      With that out of the way, let me turn it over to Tom.

Tom White:  Thanks, Hilliard.

       And good morning, everyone. My role today is to describe the powerful business case and the strategic logics of this acquisition. I'll cut right to the bottom line and get us started. This announcement is a great strategic move for Agilent Technologies. The OSI/Agilent combination will dramatically strengthen our position in a very high-growth, high-margin market.

       The capabilities we will be able to offer together are essential to enabling communication service providers, such as telecos, ISPs and ASPs to deliver on the promise of next generation communication networks and services. These communication service providers are under intense pressure to deliver a return on the huge investment they're making, which is currently estimated to be in the region of $1 trillion as they build out next generation wireless and optical networks.

       The key to delivering this return on the investment are powerful tools to create, deploy and manage revenue-generating services more quickly and more cost effectively than they can today. Together OSI and Agilent will provide a powerful suite of these tools. Agilent already has a very strong presence in communications, network management and service assurance with solutions such as Agilent's acceSS7 and Firehunter, which I'll briefly describe later.

       OSI's open platform will enable us to offer truly integrated end-to-end solutions for optical, wireless, broadband and IP or Internet protocol networks; and equally importantly, allow us to look at the revenue generating services that run over these networks.

       These solutions that we're talking about are a key element of the operation support systems or OSS market. Some of you will be familiar with this term; others may not be. OSS refers to a wide array of capabilities that service providers need to deploy, manage and monitor today's complex, fast-growing communications networks and services.

       OSI is the ideal partner for us to work with as we address this huge opportunity. Over the last three years, OSI has invested very heavily to develop its unified management architecture, or UMA, platform as well as IP-based products for next generation networks. They have worked very closely with customers, and they have delivered new products that are winning in the marketplace.

       These investments have clearly affected the financial results in the last three years. However, OSI's performance has improved significantly in recent quarters. In addition, they have maintained and expanded their strong customer base throughout the last few years. So we, in Agilent, are very enthusiastic about OSI. They're a great strategic and technology fit with Agilent.

       Let me describe Agilent's communications mission and how today's announcement will further that mission. Agilent's mission in communications is quite simple. It's to try to help our customers to accelerate the next generation of communications networks and services and to make money while doing it for our customers.

       So how does Agilent achieve this? Today we provide critical communications test solutions for network equipment manufacturers and communications service providers right across the communications lifecycle. That's to say, from the early R&D phase through to manufacturing tests, through to the network and service deployment and the maintenance all the way through to the automated monitoring and management of the networks and services. And it's that latter area that we're focusing on today.

       Today communications tests represents a $4 billion business for Agilent, and is the fastest growth area in the company, having just grown during our fiscal year 2000 to 55 percent fiscal year ended in October. Over the last 15 years, Agilent has used its leadership position in communications tests and measurement to establish a very strong position as a provider of network and service assurance solutions, which is a critical part of this OSS solutions business we're talking about.

       The OSS solutions are needed by the service providers to achieve the operational efficiency needed to be competitive. Today, Agilent has a multi-hundred million-dollar
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     presence in this OSS segment, and that's growing very rapidly, having doubled in size over the last 12 months.

       Examples of Agilent solutions in the OSS space include: acceSS7, which is today the industry's leading solution for monitoring a thing called SS7, which is, simply put, the central nervous system of today's communications network. acceSS7 is used by over a hundred major telecos worldwide, including people like Verizon, SPC, Deutsche Telecom in Germany, AT&T Wireless, et cetera, allowing dramatic cost savings by completely automating manual troubleshooting of the network.

       The data collected by acceSS7 also helps save hundreds of millions of dollars in telephone fraud, as well as helping the telecos to generate new sources of revenue, which of course is a critical need as all the service providers try to increase revenue growth.

       In addition to acceSS7, Agilent has other similar solutions to monitor different parts of the network and services, such as the IP or the Internet protocol network. We can monitor optical networks with a solution called (Access Fiber). We also have a very strong position in wireless network monitoring, which was recently further enhanced by the acquisition of Safeco.

       So these and other Agilent solutions in the OSS space offer our customers immense value. However, this is a very complex area as the customers desperately need a way to unify their own OSS systems, particularly with those requiring integration as a result of merger and acquisition activity in the teleco space.

       OSI's unified management architecture, UMA, does just that as it vastly simplifies the integration and management of communications, network and services in today's large-scale, multi-vendor environments.

       So let's take a look at some of the synergies between OSI and Agilent. First of all, the combination of OSI solutions with Agilent's ability to measure, monitor and manage data from any network technology, will allow Agilent's to offer its customers a unique end-to-end view of the network and the services, regardless of the underlying technology in the network - and that's the important part. So this at last allow a true end-to-end view of the network that our customers will need in order to be competitive going forward.

       The second major synergy comes from OSI's UMA platform. This is a very powerful platform, and it will allow Agilent to greatly accelerate the development of its own next generation OSS solutions - such as those aimed at (3G wireless), wave length monitoring in the optical space, voice over the Internet, et cetera - that we both get our solutions to market more quickly as a result of this very efficient platform.

       Thirdly, we've got some very powerful customer based and channel synergies. OSI has more than 120 customers worldwide, and Agilent has over 150 customers in this space. We also have very good complementarity in various parts of the world. As we look at the U.S. as an example, OSI is extremely strong with the CLECs. Agilent is very, very strong with the ILECs. So we have great complementarity in various parts of the world.

       And also up close with our own specialist OSS sales team worldwide, we will be able to give them immediate access on close to OSI's solutions, which again is a very, very powerful synergy. And of course, we must remember that the markets that we're playing into here is huge. The segment, which is addressable by the combination of Agilent and OSI, is estimated by Gartner to growing at a compound annual growth rate of 39 percent.
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     That will reach $6.9 billion by the year 2003. So it's a very, very big market segment we're playing into.

       So in summary, this is a great acquisition. Let's quickly recap on the key points. Number one, it's a large, rapidly-growing market in which both Agilent and OSI have a significant presence. Two, together we have a unique blend of testing, monitoring and OSS capability, which will enable a true end-to-end view of both networks and services for our customers as this has not been done before. Thirdly, OSI's UMA platform will help us get our next generation of solutions to market more quickly and last, but not least, we have huge customer base and channel synergies.

       So with that, I would like to hand over to Bob Walker for a look at the financial aspects of this acquisition. Over to you, Bob.

Bob Walker:  Thanks, Tom.  Good morning, everyone.

       Think Tom made the strong business case for this acquisition, and you can see why we're so enthusiastic about today's announcement. It shows how intent we are on our strategy to focus on high-growth, high-margin businesses.

       We've participated successfully for some time in the network management and insurance space, and frankly we've been looking for a way to expand our presence in this space. So I'm very pleased with this announcement. It'll dramatically strengthen our position in a high-growth market.

       We'll be acquiring the substantial intellectual property that enables OSI's UMA to function as the manager of managers on the network. As a software provider, OSI's business has very attractive profit margins. OSI will give Agilent enhanced technology, greater resources and stronger presence in a very exciting business.

       Its integrated solutions, combined with our capabilities, comprise a broad platform that will position us to become a global leader in the OSS market for optical, wireless, broadband and IP networks. So I want to second Tom's description of OSI as a great strategic fit. The acquisition will take Agilent in exactly the right direction in this market.

       From a financial standpoint there's also a lot we're very enthusiastic about. We believe there are great synergies between OSI and Agilent that will drive a solid profit contribution from the combined businesses. OSI is well positioned in a market where there's lots of demand, and as I mentioned profit margins and software, are very attractive.

       Now we'll review some of the key terms of the transaction. A wholly subsidiary of Agilent will commence the tender offer to purchase all of OSI's outstanding shares for $17.75 per share in cash. This makes the cash purchase price approximately $665 million before the non-cash assumption of OSI's employees' existing stock options.

       OSI is quoted on the Nasdaq under ticker symbol OSII. In its most recent quarter ended September 30th, OSI reported revenue of $21.5 million, up 79 percent year-over-year. OSI's gross margin for the quarter was 77 percent of revenue. Net income for the quarter was $2.4 million resulting in EPS of six cents.

       OSI's momentum in the marketplace has picked up substantially over the last few quarters, after three years in which the company invested more than $50 million to develop a powerful next generation product architecture in IP based products. These products began shipping in mid-1999 and they've won strong early acceptance in the market. As a result of these investments, OSI reported losses in the last three fiscal years.

       We expect OSI to add about one percentage point to revenue growth for the full year in 2001 and we believe its contribution could be higher than that in later years. In the short-term on a cash EPS basis, we expect the acquisition of OSI to be only slightly dilutive in 2001 and accretive after that. In 2001, we expect Agilent's cash EPS to be lower by about two cents. We've defining cash EPS as earnings before goodwill, plus the cash benefits of net operating - net operating loss carry forwards associated with this acquisition.

       This acquisition will be accounted for on a purchase basis. It will give rise to approximately $618 million in goodwill, other intangibles and in process R&D. This figure excludes the impact of the assumption and exercise of OSI's employees' existing options. We now expect to amortize the total amount over an average of three years.

       So before we go to Q&A, I'll reiterate that we're really excited about OSI. We believe the company will dramatically strengthen our position in a fast-growing market that is critical to the success of communication service providers. There are great synergies between OSI's platform for OSS and Agilent solutions for monitoring and managing wireless, wire line and IP numbers.

      Thanks again for joining us today, and I'll turn it back to Hilliard to start the Q&A.

Hilliard Terry:  Thanks Bob.  Operator, at this time, we're ready for the Q&A.

Operator: Thank you, gentlemen. Today's question-and-answer session will be conducted electronically. If you'd like to ask a question, please press the star or asterisk key, followed by the digit one, on your touch-tone phone. Again to ask a question, it's star, one on your touch-tone phone. We'll pause a moment to assemble our roster.

      We will go first to Dean Dray with Goldman Sachs.

Dean Dray:  Good morning.  First question is financial for Bob.

       You said there was two cents expected, expected two cents dilution on a cash basis and what's the estimate dilution on a reported basis?

Bob Walker: Well we're just going through -- yeah. Now, Dean, we don't have the final goodwill numbers that's why we don't have that projection. So we'll try to get that out to you just as soon as we've gone through the computation (byline).

Dean Dray: OK and then on the business side for Tom - could you give us a sense of what sort of commercial relationship you've had with OSI previously, where you bumped into each other in the marketplace? And then specifically what sort of overlap is there between the two customer bases, the 120 referenced to customers OSI versus the 150 of Agilent?

Tom White: OK. Up until a few months ago - it's a couple of months ago - no formal agreements or partnerships between OSI and Agilent at all. Though very well known player in this space, we all know them, our customers know them, but we have no partnership at all. So it's a very, very recent coming together of the two companies.

       But from a complementarity point of view, in terms of the solution, there is almost no overlap at all of solutions. We operate very much at the - what might be called the element management part of the -- of the food chain looking at the particular network technologies and doing particular things on particular network technology.

       And OSI very much sits above that as the kind of manager of managers space and really is highly complementary to the kind of solutions that we produce. With regard to the customer base, there is some overlap and some, you know, if we compare our customer lists, then some of the names there are common. I don't exactly, but it's probably the order of 40 or 50 percent will be common names. But the actual application of the technology, even within those same customers, is a different application. So there's no overlap in the application.

Dean Dray: Hey, Tom, if you had to take a rough cut of your current business offerings, product offerings in communications test, what percent is -- would be considered more hardware driven versus software offerings?

Tom White:  And are you talking about Agilent's current offerings ...

Dean Dray:  Yes.

Tom White: ... in OSS? Agilent's current offerings in the OSS arena are 50/50 hardware and software, approximately. Whereas OSI is 100 percent software.

Dean Dray:  OK.  Thank you.

       And then last, to go back to the financial questions, Bob any idea of what the liability is for the employee stock options you're assuming?

Bob Walker:  About 50 million.

Dean Dray: Fifty based on whose stock price? Is that based upon a stock price or current stock price of OSI?

Bob Walker:  Yeah, yeah it's basically the ...

Dean Dray:  On the acquisition price?

Bob Walker:  Yeah.

Dean Dray:  OK.

Bob Walker:  On the acquisition price.

Dean Dray:  Thank you.

Operator:  Next, we go to Robert Maire of Bear Stearns.

Robert Maire: Yes - a couple questions. In terms of integrating this with your current hardware platforms, do you foresee any reaction from other competitors to OSI in terms of continuing to work with the hardware platforms? And in terms of further software development, are you going to integrate your current software effort with OSI? Or will it remain a separate? How do you see that going forward?

Bob Walker: OK first of all I'll try to address the question with regard to the hardware vendors, and by that I presume you mean the computer platforms on which the OSI solutions run?

Robert Maire: Well actually I had it backwards. I should say the others - the competing software manufacturers to OSI and their dealing with Agilent's hardware systems right now, how do you think the -- what do you think the reaction will be? Will people continue to want to work and integrate with a potential competitor in the software space?

Bob Walker: Yes, I think, if you look at the Agilent portfolio of solutions, some of them are quite unique, particularly solutions like our Firehunter, which is a service level agreement platform, which there are very few competing offerings around. So I think many of our current partners will continue to work with us (despite) teaming up with OSI. I don't see any negative impact at all of our current partners and systems integrators as a result of this deal.

       If anything what this does to our current partners is to allow them to provide a much more holistic end-to-end solution to their customers, rather than they somewhat isolated, fragmented islands of management that Agilent currently produces. This UMA architecture helps us pull all of this together to provide and end-to-end view.

       So everything we currently work with our partners on with our isolated solutions - this will, in most cases, appear to be more attractive because it's integrated.

Robert Maire:  OK.

Tom White: And then secondly with regard to the software development, I envisage that the software development will continue in the way that it currently does within the various parts of Agilent and OSI. However, we will -- we will put together a strategy team to make sure that we can pull together this unified view and pull together all of Agilent's solutions first. But the software development for the pulling together of that will be done by OSI.

Robert Maire:  OK great.  Thank you.

Operator:  Next, we go to David Raezer, Morgan Stanley.

David Raezer: Yeah, is it possible you could just walk through what specifically the functionality is that you're getting with the UMA platform? I mean, I would imagine there's already a manager or managers in place in a number of these operator, and I'm just wondering, you know, who should be looking at from a competitive standpoint and what functionality specifically interested you? It seems like OSI does an awful lot.

Tom White: Yes it does and if we've -- if we've got Keith Miller on the line, I would ask Keith to comment to that one.

      It would appear we don't.

Operator:  Next we go to Edward White, Lehman Brothers.

Tom White: OK. Let me get back to you on that question. So just before we leave, could I get your name please?

Bob Walker:  Tom, I have the name.

Tom White:  OK, great.

Operator:  And so we go next to Edward White with Lehman Brothers.

Edward White: Yeah, more along - and perhaps this is a question that can't be answered at the moment - but can you talk about who specifically are the competitors that, you know, that

     OSI is facing?  And who are some of the
     software companies that are -- that are in that market?

Tom White: OK, there are many. The OSS market that we are talking to here is highly fragmented. There are literally dozens of sizable companies and hundreds of smaller ones - companies as widely dispersed as Concord all the way through to Telcordia and Hewlett-Packard. It's a very, very wide array of companies out there that address this market.

       What is typically missing out there is this ability to provide a true end-to-end view. And what we believe the unique -- the uniqueness of this partnership will be is this combination of 50 years of experience that we have in Agilent of drawing data, taking data from networks, regardless of their flavor, and combining that with this OSS architecture, is something that has not been done before.

       What our customers are asking is, is to provide that absolutely truly end-to-end, phone-to-phone view, regardless of the underlying technology. And that's the thing that, despite the fact there were a lot of companies out there that produce OSS platforms, we believe, is a unique combination of these two.

       We also believe that UMA, of all of the OSS platforms we looked at, is the most ready to immediately integrate these measurements and monitoring solutions we have together. Some of the other platforms we looked at were not ready to do that. And hence, it would have been a lot longer in terms of time to market for us to get this end-to-end view to the market. So that's where we believe UMA has a unique advantage over the other potential platforms in the market.

Edward White: Just to take one step back on the technology, what's the implication to the customer of not having that end-to-end view, that end-to-end network monitoring? And what are the cost advantages to being able to get that kind of solution?

Tom White: OK. The -- in the - in the market today, as we know, the build out of the all optical network and the Internet protocol network and the wireless network is costing a lot of money. So a lot of the telecos' cap ex is growing at 20, 25, 35 percent. Yet, typical revenues are growing at 10 to 12 percent per annum.

       Clearly got to find new sources of revenues; got to find ways to make this data traffic pay. And there are lots of ways to do that, but one of the ways to do that, for instance, is to start to guarantee their customers, that's the customer of the service provider, a particular level of service. So I could come to you as a potential client and I could offer you a premium service against which I would charge you a premium.

       I would then guarantee you a level of service and it would have to be end-to-end because that's what you would be looking for and using the kind of solution that we're talking about here. We can now measure the service level that I actually deliver to you in real-time, allow you to have Web access to take a look at whether or not I'm delivering it to you in real-time. And if I do you'll pay a premium and if I don't, then you would get a discount. This will allow a service provider to greatly differentiate its service offering, particularly to its highly valued business customers. That's the kind of thing we can do.

       The other kind of thing we can do, which we can -- currently doing for Deutsche Telecom is to provide new sources of revenue for the teleco that they can't currently get today. For instance by unbundling their massive networks to sell service on the component parts of the network, such as the signaling network SS7, we can now apply our solutions to that to divide usage information.

       The usage information can then be fed into the billing system to allow a teleco to now start to bill clients for the usage of component parts of the network, which is not currently possible. They can't currently get that data today and hence can't bill for the usage of the component parts and that immediately frees up or it will generate a brand new revenue flow. So those are the kind of things that we can do.

       Now, if you can imagine doing that on an end-to-end basis across the whole network, being unified by this UMA architecture, is a very, very powerful proposition.

Edward White:  Great, thank you very much.  That's very helpful.  Thank you.

Operator:  Next we go to Steve Schofield, First Union.

Female:  Our question has been answered.  Thank you.

Bob Walker:  Thank you.

Operator:  Next we go to Jay Stevens, Buckingham Research.

Jay Stevens:  Yes thank you.  Good morning.

Bob Walker:  Good morning Jay.

Tom White:  Hello.

Jay Stevens:  Good morning.

Operator: If Mr. Buckingham can please resignal by pressing star, one, on your touch-tone phone.

      We'll go to Jung Park with Guard Hill Capital.

Jung Park: Yes hi. Could I just confirm that no other regulatory approvals are required besides the (Hardscott Redino) filing? Hello?

Bob Walker: Yes we're (still here) -- we're checking our counsel here in the room. Yes we believe that's substantially the case.

Jung Park:  OK.  OK great, thanks.

Hilliard Terry:  Operator, next question.

Operator:  Thank you.  We go to Jay Stevens, Buckingham Research.

Jay Stevens:  Yes, can you hear me this time?

Hilliard Terry:  We can.

Jay Stevens: OK. Two questions, one for Bob on redefine -- not redefine, just give us again that definition of cash EPS? I didn't quite get it all, Bob, as you had it.

       And then secondly, I want to make sure that I heard some revenue guidance correctly. It sounded like you were saying that the acquisition would add one percent to the revenue growth figure for 2001. Now do we add that to the 20 percent guidance we've already had? I'm not trying to be overly precise, but it sounds like you want us to add something onto the previous guidance. Did I hear that correctly?

Bob Walker:  OK let me take those two questions, Jay.

Jay Stevens:  OK.

Bob Walker: They're good ones, I think, to try to make sure we're all on the same page on this. Cash EPS we're defining as the earnings before goodwill and we've added in, in this case, the cash impact of the net loss, net operating loss, carry-forwards, which is a real cash benefit to us from a tax payment standpoint, but isn't reflected directly in earnings.

       But we think in evaluating this transaction in cash in/cash out that's the right apples to apples comparison. So it's again the earnings before goodwill, which we think is obviously going to make a great deal of sense as we've signaled before going forward, particularly with a transaction of this magnitude and then the cash impact of the NOLs.

       The revenue - what we try to do is give you an idea of the magnitude of this transaction in terms of the overall impact. We actually aren't providing changes in the guidance. I think there's enough things going on right now with the Philips transaction, healthcare and everything else, we'll need to I think get back and make sure that all of these transactions are clearly said in terms of expectations, in terms of the revenue going forward. So we retain the guidance we mentioned last week in terms of our base business. And we'll try to make sure that this transaction, healthcare and everything else, is properly included in terms of revised guidance as we get a better idea of when these things are going to close and the impact they'll have.

Jay Stevens: That's good, Bob. I was hoping you would say that because there's too many moving parts right now.

Bob Walker: Exactly. That's why we don't want to confuse anyone further on this. So we've got a lot of these things coming out. Appreciate this is the - you know, the second major transaction in just a couple weeks and we'll try to get all that sorted out for you.

Jay Stevens:  Thank you.

Hilliard Terry:  Thanks Jay.

Operator:  Next we go to (Richard Chu), SG Cowen Securities.

(Richard Chu):  Thank you.  Right now I have two questions, if you can hear me.

Female:  Dave (talk your) question up, but I had no idea what you wanted to ask.
     So I said there your question was answered.

Male:  Yeah.

(Richard Chu):  Hello?

Hilliard Terry:  Yes, Richard, go ahead.

(Richard Chu):  Yeah, fine.  I have two quick questions.  One back on this cash
     EPS point - could you give us a sense of how large the NOL numbers that you alluded are?

       And then secondly, the -- totally different front - with respect to boundary conditions with Hewlett-Packard, you mentioned OSI has a possible competitor, but generally in the (QOS) space. Can you give us a brief understanding of what, if any, boundary conditions currently exist with respect to the playing field in network telecom related (QOS) activities?

Bob Walker:  OK let me take the NOL one first.  It's about $34 million, Richard.
     Most of that in the first year and as a smaller portion in the second year.

(Richard Chu):  OK, thank you.

Tom White: And with regard to the Hewlett-Packard question - Hewlett-Packard does have H-P OpenView, which I'm sure you've heard of. And that is a platform used in the management space. It is -- applies to lots of different customer types, including enterprise, which is very much where the OpenView platform came from for example.

       Whereas with OSI's UMA, this is very squarely aimed at the large service providers. These are the large telecos, the ILECs, the CLECs, the large incumbent telecos in the various countries around the world, the large wireless operators and it's aimed at a very large multi-vendor environment. So it's a somewhat different area of focus, but we are not focusing our efforts in this particular case on the enterprise network management market at all. So the amount of overlap, there is not -- is not that great. This is -- so if you could just reiterate your question with regard to boundary conditions, I'll ...

(Richard Chu): Yeah I guess - I guess to what extent did the spin off impose boundary conditions in the sense of degrees of freedom that you have in playing with respect to things like quality of service products, where (H-P has) been pushing? Prior to this, I think, the boundaries between Firehunter and ((inaudible)), a lot of that stuff was really (agreed). And I wonder whether you can touch on that ((inaudible))?

Tom White: Yeah I think the only areas of overlap between H-P and our offerings probably aren't exactly that solution you mentioned. That is the Firehunter solution I think is, (Larry), where we do have an area of overlap in that it's aimed at quality of service.

       The big difference of course is that quality of service is Agilent's mainstream business. I mean the whole point of testing in the communication space is to help our customers to improve quality of service and lower the cost of service. Those are the two insomnia topics if you like that we're trying to address with our solutions and that is our mainstream business.

       And every test system, every monitoring system we build, is aimed at trying to improve quality of service. And we do it in a physical way by taking physical data from networks and if that data's not available, we build physical probes that will go into the network and take data off. And I think that's where we are quite different from H-P and many of the other suppliers in this arena. So there are no boundary conditions. That's such -- this is, it's very much our core business.

(Richard Chu):  OK, thank you.

Hilliard Terry: Operator, before we move onto the next question, if we could circle back, I believe Keith Miller is on the line at this point. And we had a question earlier from David Raezer of Morgan Stanley wanting us to walk through the functionality that UMA brings to the OSI products.

      Keith, are you on the line?

Keith Miller:  Yes, I'm on the line.  I don't know if you can hear me this time.

Hilliard Terry:  Yes, we can.

Keith Miller: OK, that's good. Does David want to restate his question bearing in mind there's been a lot of other things said?

Hilliard Terry:  Operator, can we open David Raezer's line?

Operator:  Yes, sir, one moment.

      Mr. Raezer, your line is open please go ahead.

David Raezer: Great. I just wanted to touch on specifically what the functionality is, that UMA brings to bear here. Company does an awful lot of things within the OSS space. I'm wondering at least what are the most important elements that you viewed UMA giving to you. And from a competitive standpoint, what specifically you view as being the chief competitor?

Keith Miller: OK. So I guess for the functionality first, then. I'd say it sort of breaks down into three major areas. The first of course is its multi-vendor capability. The UMA platform has been proven over the last decade, integrating many different technologies from this, more recently the XDL space, before that obviously the mobile areas across both GSM and CDMA standards.

       The optical space - it has a proven record in the IP space more recently. In that area, it's a great strength in actually being able to allow us to integrate our current point solutions, which are very powerful in their own right into a wider solution for the customers.

       Two other major areas are in the process area, where OSI have been very active in things like the (Teddy) management forum looking at standardized processes for operators to actually get services to market quickly. So what they've done is implement a number of processes for things like maintenance of services for the service assurance process as a whole and also for the service fulfillment - e.g. in the activation of network services like ADSL, making them actually work with little customization on the part of an incumbent or a CLEC.

       And in the case of, especially in the emerging carrier space, that's particularly important because many of the CLECs across the world don't necessarily have that process experience to be able to get up and running quickly and with little assets - especially with the platform for them to scale to meet the needs going forward.

       And the third area really is in the acceleration of build it applications because the platform is being -- had a major investment I think, problem Tom talked in the excess of over 50 million investment over the last just under three years. They have been able to make it a very productive environment for building out new value-added applications to help on the different processes for telecos around the world.

       And we intend to basically integrate our current applications into the platform and then use the current platform's abilities to go forward much more quickly in each of the market segments. So those are pretty much the functionality areas.

David Raezer: Just in terms of the interaction with the actual physical network though, when you talk about the service assurance, is that sort of a fault management type function and in terms of service fulfillment I guess that's activation and provisioning functionality?

Keith Miller:  More or less, yes.

David Raezer:  ((inaudible)).

Keith Miller: Yeah I think that's a pretty accurate sort of synopsis. On the service assurance, the custom measurement aspects that we actually do as a company as well are a very synergistic solution. They basically allow us to be able to test end-to-end, which isn't always possible with a software-only solution and so our (probe)-based solutions are able to bring a lot of value there as soon as we actually integrate them into the OSI software.

David Raezer:  Then just are they integrated at this point?

Keith Miller: No. At this point we haven't integrated them, although obviously we have done a feasibility study, and it looks very straightforward exercise in itself.

David Raezer:  Thanks.

Hilliard Terry: Operator at this time, we have time for only two more questions.

Operator:  No problem sir.  Next we got to (Richard Sherman), (Gandon,
     Montgomery, Scott).

(Richard Sherman):  Yeah, hi.  Good morning.

       Just some comments following up on David's question on integration - what's the time frame that you would expect to see some deeper integration of the products? When is that targeted? And OSI has been known very well for their high degree of customization. Is there any -- with the integration of the two products, is there increased capability in terms of more out-of-the-box reporting and functionality?

Keith Miller:  Do want me to handle that, Tom or ... ?

Tom White:  Yes, yes.

Keith Miller: OK. On the integration side, basically our plans are, we actually have teams standing by as soon as the close is completed, we will start the integration with our Firehunter and (Access 5) and acceSS7 portfolios.

       Since the time it will take at the service assurance level, it will be more of a few months than anything else. Obviously we haven't -- until we can sit down with the teams in a slightly more open environment, we won't have exact time scales for that as of this minute, but it'll certainly be more than three months than anything else.

       On the customization side, you bring up a very good point there. We, in the -- if you look at the OSI solution perhaps about 18 months ago, there was heavy customization required for solutions if you moved from, say, a DSL-type solution to a optical type solution on through to an IP, what OSI has been doing with that $50 odd million investment, is actually building the rules out in each of the market segments, so that there is a much higher degree of standardization across the solutions, in that the ability to be able to understand the hardware, different technology, the different hardware technologies and the software needed to control them in each of the market segments - e.g. a DWDM switch or an ADSL switch that is being built in to their current solutions as something that they just churn out of the box.

       And similarly through adding the process rules on top of their solution, they've been able to add processes for the fault and maintenance aspects in terms of the service assurance. They're also the service activation and some parts of the provisioning process.

       So that really it's a question of altering current rules that are actually based in there or your case of a CLEC actually using the current rule that are actually built into the product. So the customization, I think, now will become more of a question that'll fit in more of the incumbents where the incumbents have their own processes based on previous systems that they've purchased where they try to migrate to more of a best practices view.

       We've certainly -- OSI certainly invested a lot of money and effort in building a best practices view based around the tele-management forum processes and they're all actually fully built into the system already and many of the incumbents are trying to get to that position. So they'll be -
     - in many ways, we have, with their solution, what they're trying to achieve into the best practice for process integration.

(Richard Sherman):  Thanks very much.

Keith Miller:  OK.

Operator:  We'll take our final question from Hampton Adams, CIBC.

Hampton Adams: Hi, guys - two questions sort on the big picture. This acquisition really moves you up higher in the network than you guys have been. Sort of you've been focused on the ((inaudible)) management area. Is this -- is it safe to say that this is a new priority for you guys to really play on the entire level?

       And second, while I don't expect you to say that you're looking at other acquisitions, there's a lot of other applications out there you could add in. Is it reasonable to assume that this is a high priority for you guys and you are not precluded from doing other acquisitions to add other applications to service management, network management in the future?

Tom White: I think it's -- I think it's safe to assume that, that this is a very, very high priority for Agilent. And the reason that we're going up a level in the management food chain as you describe is primarily customer demand driven. We have a huge installed base off our systems today, our network and service assurance systems, like acceSS7, (Access 5), the Firehunter.

       And all of our customers are asking for a more unified end-to-end approach and with that kind of customer demand, then we simply have to fulfill that. So yes, it's a very, very high priority forward. And obviously, we can't comment about future acquisitions, but if that were to make sense at the right time, then it's something we would need to consider.

       What I would say is that ability within in-house at the moment to take data from all types of networks regardless of the flavor of the network is an extremely broad capability. So there's an awful lot that we can now do with the combination of what we already have in-house coupled with OSI.

Hampton Adams: Great. And I think this merger makes a lot of sense. Good luck with it.

Keith Miller:  OK, thanks.

Bob Walker: Yeah, I just reiterate this is an area of very great interest to us. It certainly would be an area that we could consider additional acquisitions in, but this isn't the only area that we might be interested in doing acquisitions as well.

Hampton Adams:  Great.  Thanks.

Hilliard Terry:  Thank you.

Operator: Again, that was our final question. I'll turn the call back over to you, gentlemen, for any additional or closing remarks.

Hilliard Terry: Again, thank you, everyone, for joining us today and we look forward to seeing those of you who can make it to our -- at our security analysts meeting in New York on this coming Thursday. Thanks, again.

Operator: That concludes today's teleconference. Thank you for your participation. You may now disconnect.

                                      END


     Holders of securities should read each of the Tender Offer Statement on Schedule TO filed by Agilent and the Solicitation/Recommendation Statement on
Schedule 14D-9 filed by OSI when they become available, as each will contain important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO and such Solicitation/Recommendation Statement on
Schedule 14D-9, and other documents to be filed by Agilent Technologies and OSI, for free from the U.S. Securities and Exchange Commission's Web site at http://www.sec.gov.


Safe Harbor Statement
----------------------

     This release contains forward-looking statements within the meaning of the Safe Harbor Provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "Safe Harbor Provisions"), including, without limitation, statements relating to completion of the transaction and to the effect of the transaction on Agilent's financial condition and future business strategies, that involve risks and uncertainties that could cause results of Agilent Technologies and/or
OSI to differ materially from their respective management's current expectations. These include the timing and successful completion of product development, integration issues, the risks that the acquisition cannot be completed successfully or that anticipated benefits are not realized and the ability to retain OSI's employees and customers as well as the risks and uncertainties that are detailed in Agilent's Annual Report on Form 10-K for the year ended October 31, 1999, and its Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, and in OSI's Annual Report on Form 10-K for the year ended June 30, 2000 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 as filed with the Securities and Exchange Commission.. The Safe Harbor Provisions are not applicable to the foregoing communication to the extent that they constitute tender offer materials and have not been judicially determined to be applicable to such communication to the extent that they constitute soliciting materials.


                                      ###